UNITED STATES                 OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION  OMB Number:     3235-0058
                        WASHINGTON, D.C. 20549       Expires:     May 31, 1997
                                                     Estimated average burden
                            FORM 12B-25              hours per response...2.50

                   NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                                               2-94620

                                                           CUSIP NUMBER
                                                            713434 10 8

(CHECK ONE): <checked-box>Form 10-K  <square>Form 20-F  <square>Form 11-K
             <square>Form 10-Q  <square>Form N-SAR
             For Period Ended: SEPTEMBER 30, 1997
                               ___________________________
                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended:___________________________

   READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - REGISTRANT INFORMATION

PEPSI-COLA PUERTO RICO BOTTLING COMPANY
_______________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable

CARRETERA #2, KM. 19.4     BARRIO CANDELARIA
_______________________________________________________________________________
Address of Principal Executive Office (STREET AND NUMBER)

TOA BAJA, PUERTO RICO  00949
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
<checked-box>  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Company was unable to file its annual report on Form 10-K for its fiscal year ended September 30, 1997 (the "1997 Form 10-K") by December 29, 1997, its due date. The reason for the Company's inability to file the report timely is that the Company has not completed revisions to the 1997 Form 10-K being made in response to a comment letter dated December 24, 1997 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC") containing a number of comments relating to certain of the Company's previously filed disclosure documents. The Company believes that a number of those comments are also applicable to disclosures being made in the 1997 Form 10-K and, after discussing the matter with the Staff of the SEC, has delayed the filing of the 1997 Form 10-K until responses to those comments can be incorporated. The Company represents that the reason causing the inability to file timely the 1997 Form 10-K could not be eliminated by the Company without unreasonable effort or expense because it did not receive the Comment Letter until December 24, 1997 and thus there was not sufficient time to respond to the comments prior to the December 29, 1997 due date. The Company further represents that it will file the 1997 Form 10-K no later than the 15th calendar day following the December 29, 1997 due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

RAFAEL NIN                                       (787)          251-2000
_______________________________________________________________________________________
                   (Name)                         (Area Code)        (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
    Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file
    such report(s) been filed?  If answer is no identify reports(s).          <checked-box>Yes <square>No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements
    to be included in the subject report or portion thereof?                  <square>Yes <checked-box>No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        PEPSI-COLA PUERTO RICO BOTTLING COMPANY

                       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date    DECEMBER 29, 1997                       By    /S/ RAFAEL NIN
     ________________________________           _____________________________
                                                      Rafael Nin
                                                      Chief Executive Officer

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                       (ATTACH EXTRA SHEETS IF NEEDED)
                                                       SEC 1344 (6/94)